Exhibit 7

Talisman Energy Inc.

Consolidated Financial Statements and Notes

March 14, 2005

Auditors’ Report

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2004 and 2003 and the Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for the change in the method of accounting for asset retirement obligations, transportation expenses and hedges as explained in note 2 to the Consolidated Financial Statements on a basis consistent with that of the preceding year.

Calgary, Canada	Ernst & Young LLP
February 28, 2005	Chartered Accountants

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Consolidated Balance Sheets

(December 31)

(millions of Canadian dollars)	2004	2003
		(restated)
		(note 2)
Assets
Current
Cash and cash equivalents	38	98
Accounts receivable (note 11)	836	760
Inventories (note 4)	78	100
Prepaid expenses	18	17
	970	975
Accrued employee pension benefit asset (note 18)	61	63
Other assets	64	76
Goodwill (note 3)	466	473
Property, plant and equipment (note 5)	10,847	10,193
	11,438	10,805
Total assets	12,408	11,780

Liabilities
Current
Accounts payable and accrued liabilities (notes 6 and 9)	1,302	1,064
Income and other taxes payable	341	154
	1,643	1,218
Deferred credits (notes 11 and 19)	105	57
Asset retirement obligations (note 6)	1,272	1,157
Long-term debt (note 7)	2,457	2,203
Future income taxes (note 15)	2,100	2,127
	5,934	5,544
Contingencies and commitments (notes 11 and 12)

Shareholders’ equity
Preferred securities (note 8)	—	431
Common shares (note 9)	2,666	2,725
Contributed surplus (note 9)	71	73
Cumulative foreign currency translation (notes 9 and 10)	(150)	(114)
Retained Earnings	2,244	1,903
	4,831	5,018
Total liabilities and shareholders’ equity	12,408	11,780

See accompanying notes.

On behalf of the board:

Chairman of the Board

C o n s o l i d a t e d   B a l a n c e  S h e e t s

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Consolidated Statements of Income
(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Revenue
Gross sales	6,874	5,610	5,351
Less hedging loss/(gain)	480	194	(75)
Gross sales, net of hedging	6,394	5,416	5,426
Less royalties	1,124	894	927
Net sales	5,270	4,522	4,499
Other (note 13)	85	76	80
Total Revenue	5,355	4,598	4,579
Expenses
Operating	1,198	1,039	1,048
Transportation (note 2)	192	181	194
General and administrative	183	152	138
Depreciation, depletion and amortization	1,650	1,435	1,462
Dry hole	311	251	174
Exploration	238	213	185
Interest on long-term debt	158	137	164
Stock-based compensation	171	185	—
Other (note 14)	89	16	113
Total expenses	4,190	3,609	3,478
Gain on sale of Sudan operations (note 19)	—	296	—
Income before taxes	1,165	1,285	1,101
Taxes (note 15)
Current income tax	478	229	258
Future income tax	(105)	(48)	175
Petroleum revenue tax	129	92	124
	502	273	557
Net income	663	1,012	544
Per common share (Canadian dollars) (note 17)
Net income	1.77	2.56	1.29
Diluted net income	1.74	2.53	1.27
Average number of common shares outstanding (millions)	383	386	402
Diluted number of common shares outstanding (millions)	390	391	409

Consolidated Statements of Retained Earnings
(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Retained earnings, beginning of year	1,903	1,125	787
Net income	663	1,012	544
Adoption of new accounting policies	—	—	34
Common share dividends	(114)	(90)	(80)
Purchase of common shares (note 9)	(222)	(122)	(136)
Redemption of preferred securities, net of tax (note 8)	23	—	—
Preferred security charges, net of tax	(9)	(22)	(24)
Retained earnings, end of year	2,244	1,903	1,125

See accompanying notes.

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Consolidated Statements of Cash Flows

(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Operating
Net income	663	1,012	544
Items not involving current cash flow (note 16)	2,030	1,504	1,916
Exploration	238	213	185
Cash flow	2,931	2,729	2,645
Deferred gain on unwound hedges	—	(9)	(43)
Changes in non-cash working capital (note 16)	203	(128)	(187)
Cash provided by operating activities	3,134	2,592	2,415

Investing
Capital expenditures
Exploration, development and corporate	(2,565)	(2,218)	(1,874)
Acquisitions (note 3)	(317)	(661)	(244)
Proceeds of resource property dispositions (note 19)	75	1,075	30
Investments	—	(11)	(36)
Changes in non-cash working capital	50	105	26
Cash used in investing activities	(2,757)	(1,710)	(2,098)

Financing
Long-term debt repaid	(667)	(791)	(1,397)
Long-term debt issued	912	292	1,417
Common shares purchased	(284)	(184)	(184)
Common share dividends	(114)	(90)	(80)
Preferred securities redeemed	(402)	—	—
Preferred security charges	(15)	(38)	(42)
Deferred credits and other	164	28	(21)
Changes in non-cash working capital	(10)	—	—
Cash used in financing activities	(416)	(783)	(307)
Effect of translation on foreign currency cash	(21)	(28)	—
Net (decrease) increase in cash and cash equivalents	(60)	71	10
Cash and cash equivalents, beginning of year	98	27	17
Cash and cash equivalents, end of year	38	98	27

See accompanying notes.

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Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars (“$” or “C$”) except as noted)

1. SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (“US”) is contained in note 21 to these statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. A substantial portion of Talisman’s activities is conducted jointly with others and the Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities.

b) Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c) Property, plant and equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Exploration wells in areas requiring major capital before production can begin are capitalized as long as drilling efforts are underway or firmly planned. Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves and, as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows.

d) Depreciation, depletion and amortization

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 7% and 4% to 33%, respectively. Gas plants and pipelines in the North Sea are depreciated using the unit of production method based on the related fields.

e) Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. See note 6 for details.

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The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

Actual expenditures incurred are charged against the accumulated obligation.

f) Capitalized interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use.

g) Royalties

Certain of the Company’s foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman’s working interest in such activities. All other government stakes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman’s share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h) Petroleum revenue tax

United Kingdom Petroleum Revenue Tax (“PRT”) is accounted for using the life of the field method whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i) Foreign currency translation

Effective January 1, 2002, the Company adopted the US dollar as its functional currency. Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar. The Company’s financial results have been reported in Canadian dollars as explained below.

The Company’s self-sustaining operations, which include the Canadian and UK operations, are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company’s financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company’s share capital accounts including its preferred securities, common shares and contributed surplus are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to Canadian dollars are included in the cumulative foreign currency translation account.

j) Employee benefit plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional asset and obligations, past service costs and net actuarial losses are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

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k) Derivative financial instruments and commodity contracts

The Company may enter into derivative financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on derivative financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction and are recorded in the consolidated statements of income and cash flows in the line item associated with the hedged transaction. For example, gains and losses on commodity hedges are included in revenues.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred and recognized concurrently with the anticipated transaction. If it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized immediately. Subsequent changes in the value of the derivative financial instrument are reflected in income. Any derivative financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

All of the Company’s commodity derivative financial instruments outstanding during 2004 met the hedging requirements under Canadian GAAP. The hedging requirements as amended by AcG 13, consist of the designation of the instrument as a hedge, the identification of the nature of the risk exposure being hedged and that there is reasonable assurance that the instrument is expected to be an effective hedge throughout its term. In addition, in the case of anticipated transactions, it is also probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The Company enters into commodity contracts in the normal course of business including contracts with fixed or optional pricing terms. The contracts outstanding at December 31, 2004 are disclosed in notes 11 and 12 to the Consolidated Financial Statements. The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

l) Income taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

m) Revenue recognition

Revenues associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year (the entitlement method). Differences between production and amounts sold are not significant. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue. See note 2 to the Consolidated Financial Statements.

n) Stock-based compensation

Talisman has stock options or stock appreciation rights, cash unit plans and deferred share units for employees and directors, which are described in note 9. In 2003, the option plans were amended to provide holders of stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option. Commencing in 2003, as a result of the amendment to the stock option plans, the Company began to use the intrinsic-value method to recognize compensation expense associated with its stock appreciation rights. Obligations are accrued on a graded vesting basis and represent the difference between the market value of the Company’s common shares and the exercise price of the options. This obligation is revalued each reporting period based on the changes in the graded vested amount of options outstanding and changes in the market value of the Company’s common shares. Prior to 2003, no amount of compensation expense was recognized in the Financial Statements for stock-based compensation.

A liability for the stock-based compensation is included in accounts payable and accrued liabilities.

o) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Effective January 1, 2002, goodwill ceased to be amortized. Goodwill is subject to ongoing annual impairment reviews,

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or more frequently as economic events dictate, based on the fair value of reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. The Company’s reporting units are consistent with the geographic segments included in note 20.

p) Net income and diluted net income per share

Net income per share is calculated by dividing net income after deducting preferred security charges and adding gain on redemption of preferred securities, net of tax, by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if convertible instruments, such as stock options, were exercised in exchange for common shares.

The Company uses the treasury method to determine the dilutive impact of convertible instruments. This method assumes that any proceeds from the exercise of a convertible instrument would be used to purchase common shares at the average market price during the period.

q) Cash and cash equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

r) Measurement uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date to the consolidated financial statements. Accordingly actual results may differ from estimated amounts.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statement of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which by their nature are subject to material measurement uncertainty.

s) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2. CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligation

See note 6 for impact of adoption of new accounting standard.

b) Transportation Expenses

During 2004 the Company began accounting for transportation costs as expenses on a retroactive basis. Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments. Prior year comparatives were restated to reflect this change in accounting policy. The change in accounting has no effect on net earnings but has increased revenue and decreased operating expenses in each year as follows:

	2004	2003	2002
Revenue	125	121	127
Operating expense	(67)	(60)	(67)
Transportation expense	192	181	194
Net income	—	—	—

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c) Hedging

In 2003, the CICA issued a new accounting guideline on Hedging Relationships (AcG 13),which is effective for 2004. This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, establishes certain other conditions required before hedge accounting may be applied. Effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond. These contracts were subsequently terminated in 2004 for proceeds of $138 million. As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million. Subsequently, the debt has been revalued based on the December 31, 2004 exchange rate, resulting in an increase to long-term debt of $106 million. The unrealized gain of $17 million was deferred and will be amortized over the period to 2009, the original term of the contracts. As all of the necessary criteria have been met this accounting guideline has not impacted the Company’s accounting for its commodity price derivative contracts previously designated as hedges of anticipated future commodity sales.

The Company’s long-term debt denominated in UK pounds sterling and Canadian dollars has been designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. Unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

3. ACQUISITIONS

The following acquisitions have been accounted for using the purchase method and the results have been included in these Consolidated Financial Statements from the date of acquisition.

Property Acquisitions

During 2004, Talisman completed a number of individually insignificant oil and gas property and corporate acquisitions for a total cost of $330 million, comprised of $317 million in cash, $1 million of assumed working capital and $14 million of properties exchanged. Three of the transactions account for the majority of the acquisitions and were acquired for a total cost of $288 million. These three acquisitions included oil and gas properties in North America and the North Sea.

Net assets acquired	North America	North Sea	Combined
Property, plant and equipment	93	374	467
Asset retirement obligation	—	(101)(101)
Future income tax	—	(78)	(78)
	93	195	288

During 2003, Talisman completed a number of individually insignificant oil and gas property and corporate acquisitions for a total cost of $768 million, comprised of $661 million in cash, $70 million of assumed debt and working capital deficiency and $37 million of properties exchanged. Four of the transactions account for the majority of the acquisitions and were acquired for a total cost of $626 million. These four acquisitions included oil and gas properties in North America and the North Sea and a Company with midstream assets in North America.

Net assets acquired	North America	North Sea	Combined
Property, plant and equipment	548	176	724
Asset retirement obligations	(7)	(64)	(71)
Goodwill	—	31	31
Future income tax	(27)	(31)(58)
	514	112	626

Goodwill Continuity
	2004	2003
Opening balance at January 1	473	469
Acquired during year	—	31
Foreign currency translation effect	(7)	(27)
Closing balance at December 31	466	473

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4. INVENTORIES

December 31	2004	2003
Materials and supplies	75	95
Product	3	5
	78	100

5. PROPERTY, PLANT AND EQUIPMENT

December 31, 2004	Cost	Accumulated DD&A	Net book value
Oil and gas properties	11,532	5,744	5,788
Gas plants, pipelines and production equipment	7,068	2,079	4,989
Corporate assets	259	189	70
	18,859	8,012	10,847
December 31, 2003[1]
Oil and gas properties	11,229	5,162	6,067
Gas plants, pipelines and production equipment	5,860	1,813	4,047
Corporate assets	242	163	79
	17,331	7,138	10,193

1 Restated to reflect the retroactive adoption of the new accounting policy on asset retirement obligation as at January 1, 2004. See note 6 for details.

In the year ended December 31, 2004, interest costs of $13 million (2003 — $24 million, 2002 — $25 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to depreciation, depletion or amortization (“DD&A”) as at December 31:

Non-depleted capital at December 31	2004	2003
Acquired probable reserve costs[1]
North America — associated with producing fields	38	140
North Sea — not associated with producing fields	54	14
Other — not associated with producing fields	41	—
Exploration costs[2]	284	283
Development Projects[3]
North America	16	—
Southeast Asia	345	265
North Sea	117	17
Algeria	—	39
Trinidad	255	108
	1,150	866
1	Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.
2	Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves, approval of development plans or commencement of production.
3	Development projects are not depleted pending initial production.

Summary of exploration costs	Total	Less than 1 year	1 to 3 years	Greater than 3 years
North America	202	202	—	—
North Sea	19	4	13	2
Southeast Asia	8	4	4	—
Algeria	23	—	—	23
Trinidad	20	11	9	—
Other	12	12	—	—
	284	233	26	25

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In the North Sea and Southeast Asia, costs related to three wells drilled before 2004 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2005.

In Trinidad, costs associated with one well drilled in 2003 continue to be capitalized as management continues to further assess development activity planned for 2005.

In Algeria the Company continues to pursue a development plan for the MLSE field. Discussions with the host government are ongoing in an attempt to agree on the most appropriate way to develop the unproven reserves. Until an approved development plan is in place, the reserves cannot be classified as proved. The costs associated with these six wells continue to be capitalized as the Company actively pursues a development plan.

The carrying values of property, plant and equipment, including acquired probable reserve costs, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors. Future events could result in material changes to the carrying values recognized in the Consolidated Financial Statements.

6. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company retroactively adopted the CICA’s new standard for accounting for ARO. Previously these obligations of oil and gas properties, including offshore production platforms, were provided for using the unit of production method while those obligations of gas plants and facilities were provided for using the straight-line method. The adjustment required to the December 31, 2003 consolidated balance sheet to implement this change in accounting was as follows:

	As previously reported	Adjustments	As restated
Property, plant and equipment	9,778	415	10,193
Provision for future site restoration/ARO	840	317	1,157
Future income taxes	2,088	39	2,127
Retained earnings	1,844	59	1,903

The adjustment to the consolidated income statement for the year ended December 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	1,443	(8)	1,435
Future income tax (recovery)	(51)	3	(48)
Net income	1,007	5	1,012
Per common share[1] (Canadian dollars)
Net income	2.55	0.01	2.56
Diluted net income	2.52	0.01	2.53

The adjustment to the consolidated income statement for the year ended December 31, 2002 is as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	1,495	(33)	1,462
Future income tax (recovery)	162	13	175
Net income	524	20	544
Per common share[1] (Canadian dollars)
Net income	1.24	0.05	1.29
Diluted net income	1.22	0.05	1.27

1 Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one stock split. See note 9 for details.

The change in accounting for ARO did not significantly affect earnings for the year ended December 31, 2004. Total accretion for the year ended December 31, 2004 of $70 million (2003 — $58 million, 2002 — $52 million) has been included in depreciation, depletion and amortization. At December 31, 2004 the estimated total undiscounted asset retirement obligation was $2.6 billion (2003 — $2.0 billion). These obligations will be settled based on the useful lives of the underlying assets, the majority of which are expected to be settled within the next 25 years. The asset retirement obligations have been discounted using credit-adjusted risk free rates of 5.5 percent in the North Sea and 6.5 percent in North America. No amount of market risk premium has been included in the estimate of the Company’s ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

36   T A L I S M A N   E N E R G Y   I N C .

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During the year ended December 31, 2004, the Company’s asset retirement obligations changed as follows:

ARO liability at January 1, 2004[1]	1,177
Liabilities incurred during period	126
Liabilities settled during period	(29)
Accretion expense	70
Revisions in estimated cash flows	(44)
Foreign currency translation	(5)
ARO liability at December 31, 2004[1]	1,295
1	Included in January 1, 2004 and December 31, 2004 liabilities are $20 million and $23 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net ARO liability of $1,157 and $1,272 respectively.

7. LONG-TERM DEBT

December 31	2004	2003
Bank Credit Facilities[1]
2.86% Bank Credit Facilities	328	—
Debentures and Notes (Unsecured)[2]
6.71% notes (US$25 million), Series A, due 2004	—	32
9.80% debentures, Series B, due 2004	—	75
6.96% notes (US$200 million), due 2005[3]	241	258
6.89% notes (US$50 million), Series B, due 2006[4]	60	65
5.80% medium term notes, due 2007	385	385
7.125% debentures (US$175 million), due 2007	211	226
6.68% notes (US$100 million), due 2008	120	129
8.06% medium term notes, due 2009	174	174
6.625% notes (£250 million), due 2017[5]	577	471
7.25% debentures (US$300 million), due 2027	361	388
	2,457	2,203
1	Rates reflect the weighted-average interest rate of instruments outstanding at December 31. Rates are floating rate-based and vary with changes in short-term market interest rates.
2	Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (£250 million) which is payable annually and the 6.68% notes (US$100 million) which is paid quarterly.
3	The amount outstanding at December 31, 2004 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.
4	Repayable in five equal annual installments commencing 2006.
5	Prior to January 1, 2004 the £250 million Eurobond was effectively swapped into US$364 million indebtedness. Effective January 2004 this debt is no longer swapped into US dollars and is now revalued based on the Canadian dollar to pound sterling exchange rate. See note 11 to the consolidated financial statements.

Bank Credit Facilities

At December 31, 2004, Talisman had unsecured credit facilities totaling $1,335 million, consisting of facilities of $480 million (“Facility No. 1”), $605 million (“Facility No. 2”), $150 million (“Facility No. 3”), $50 million (“Facility No. 4”) and $50 million (“Facility No. 5”). The maturity date of Facility No. 1 is March 23, 2007 although this date may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. The term dates of Facilities No. 2, 3, 4 and 5 are March 14, 2005, August 22, 2005, November 22, 2005 and July 10, 2005, respectively. Until each term date, the Company may borrow, repay and reborrow at its discretion. Annually, upon agreement between the Company and the respective lenders, each term date may be extended for an additional 364 days. Facility No. 2 expires two years after its term date and Facilities No. 3, 4 and 5 expire one year after their term dates and, if the terms are not extended, all Facilities must be repaid on their maturity date.

Borrowings under Facilities No. 1 and 2 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans or LIBOR-based loans. In addition, drawings to a total of $542 million are available in the form of letters of credit. Borrowings under Facility No. 3 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, Canadian or US dollar guaranteed notes, US dollar base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, Canadian or US dollar bankers acceptances, US dollar base rate loans and LIBOR based loans.

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Repayment Schedule

The Company’s contractual minimum repayments of long-term debt are as follows:

1	The portion of long-term debt payable in 2005 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

8. PREFERRED SECURITIES

During 1999, Talisman issued 12 million preferred securities (“securities”) as unsecured junior subordinated debentures, at US$25 per security, of which six million 9% securities were due February 15, 2048 and six million 8.9% securities were due June 15, 2048. During 2004, the Company redeemed all outstanding preferred securities realizing a $23 million gain (net of tax), being the difference between the carrying value and the redemption cost. The redemptions were funded from current cash flow and bank borrowings and the gains were credited directly to retained earnings.

9. SHARE CAPITAL

In 2004, the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted average number of common shares outstanding, common shares issued and outstanding and options granted, exercised and forfeited/expired have been retroactively restated to reflect the impact of the Company’s three-for-one split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	2004		2003 (restated)		2002 (restated)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	383,996,184	2,725	393,118,305	2,785	401,199,546	2,831
Issued on exercise of options	182,900	5	884,679	11	3,462,201	36
Purchased during year	(8,987,400)	(64)	(10,006,800)	(71)	(11,542,500)	(82)
Cancelled pursuant to terms of plans of arrangements	(6,394)	—	—	—	(942)	—
Balance, end of year	375,185,290	2,666	383,996,184	2,725	393,118,305	2,785

During the year ended December 31, 2004, Talisman repurchased 8,987,400 common shares of the Company pursuant to a normal course issuer bid for a total of $286 million (2003 — 10,006,800 for $194 million; 2002 — 11,542,500 for $220 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings, contributed surplus and cumulative foreign currency translation.

In 2004, Talisman cancelled 6,394 common shares of the Company (2003 — nil shares; 2002 — 942 shares) pursuant to the terms of the offering agreements of certain past corporate acquisitions.

a) Stock Option Plans

Effective in 2003 the Company began to use the intrinsic-value method to recognize compensation expense associated with its stock appreciation rights (Stock option plans and Cash unit plan). Obligations are accrued on a graded vesting basis and represent the difference between the market value of the Company’s common shares and the exercise price of the options. This obligation is revalued each reporting period based on the changes in the graded vested amount of stock appreciation rights outstanding and changes in the market value of the Company’s common shares.

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Talisman has stock option plans that grant options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option. All options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options were granted.

Continuity of stock options	2004		2003		2002
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Outstanding at January 1	23,599,596	17.55	22,152,162	15.51	22,492,833	13.83
Granted	3,695,580	25.68	7,184,097	19.83	3,302,130	21.58
Exercised for common shares	182,900	12.74	884,679	11.27	3,462,201	10.18
Exercised for cash payment	6,023,241	15.49	4,260,711	11.84	—	—
Forfeited	300,210	21.13	589,620	19.63	177,450	19.18
Expired	450	13.65	1,653	10.18	3,150	19.29
Outstanding at December 31	20,788,375	19.58	23,599,596	17.55	22,152,162	15.51
Exercisable at December 31	7,731,478	15.73	7,742,865	12.46	9,427,887	11.45
Options available for future grants
pursuant to the Company’s Stock
Option Plans	16,663,875		14,035,554		9,467,667

The range of exercise prices of the Company’s outstanding stock options is a follows:

December 31, 2004	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
8.08-14.99	3,666,915	11.64	4	3,666,915	11.64
15.00-19.99	10,176,205	19.63	7	3,982,813	19.40
20.00-24.99	3,508,080	21.64	7	81,750	20.71
25.00-32.59	3,437,175	25.79	9	—	—
8.08-32.59	20,788,375	19.58	7	7,731,478	15.73

At December 31, 2004, 16,663,875 common shares were reserved for future issuance related to the stock option plans. The mark-to-market liability for the stock option plans as at December 31, 2004 was $214 million (2003 — $135) and is included in accrued liabilities on the consolidated balance sheet.

b) Cash Unit Plan

In addition to the Company’s stock option plans, Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company. As at December 31, 2004 there were 1,526,640 cash units outstanding with an average exercise price of $21.34/cash unit (2003 — 1,153,515, $19.83/cash unit). During the year 399,075 (2003 — 1,153,515) units were issued and 25,950 (2003 — nil) were cancelled. At December 31, 2004 the mark-to-market liability on the cash units was $9 million (2003 — $1 million) and is included in accrued liabilities on the balance sheet.

c) Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company’s share at the time of surrender. Dividends are credited as additional DSU’s when paid. As at December 31, 2004 there were 57,275 units outstanding. The mark-to-market liability of $2 million (2003 — $1 million) is included in accrued liabilities on the balance sheet.

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10. CUMULATIVE FOREIGN CURRENCY TRANSLATION

In accordance with the Company’s foreign exchange translation accounting policy, as disclosed in note 1(i),foreign exchange gains or losses on translation of self-sustaining operations and the translation of the Company’s financial results into Canadian dollars for reporting purposes are included in shareholders’ equity in the cumulative foreign currency translation account.

The following components give rise to the exchange gains or (losses) included in the cumulative foreign currency translation account as at December 31:

	2004	2003
Property, plant and equipment	(586)	(443)
Future tax liabilities (including PRT)	44	37
Asset retirement obligation	1	(4)
Long-term debt	446	341
Working capital	(23)	(20)
Goodwill	(32)	(25)
	(150)	(114)

11. FINANCIAL INSTRUMENTS

Financial contracts

The Company entered into crude oil price derivative contracts to reduce the volatility of the Company’s cash flows associated with anticipated crude oil sales. The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales and, as such, gains and losses on these contracts are realized in income over the terms of the contracts. The Company had the following commodity price derivative contracts outstanding at December 31, 2004.

Crude oil price derivative contracts
Fixed price swaps	2005
(WTI oil index)
Volumes (bbls/d)	6,000
Price (US$/bbl)	26.97

Interest rates and long-term debt

As a result of the new CICA accounting guideline of Hedging Relationships (AcG 13), effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond. These contracts were subsequently terminated in 2004 for proceeds of $138 million. As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million, which will be amortized over the period to 2009, the original term of the contracts. The debt is now revalued each period at the period end exchange rate. The translation of this debt as at December 31, 2004 resulted in an increase to long-term debt of $106 million.

Interest rate derivative contracts

In December 1994 in anticipation of issuing the US$175 million 7.125% debentures, Talisman entered into interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts require Talisman to pay interest at 8.295% in exchange for receiving payments at the three-month LIBOR rate on a notional principal amount of US$100 million. These contracts expire on May 16, 2005.

Carrying Amounts and Estimated Fair Values of Financial Instruments

Asset (liability) at December 31	2004			2003
	Carrying Value	Fair Value	Unrecognized	Carrying Value	Fair Value	Unrecognized
Debentures and notes	(2,457)	(2,659)	(202)	(2,203)	(2,535)	(332)
Cross currency and interest rate swaps	(3)	(3)	—	—	110	110
Natural gas derivatives	—	—	—	—	(21)	(21)
Crude oil derivatives	—	(41)	(41)	—	(81)	(81)

40   T A L I S M A N   E N E R G Y   I N C .

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Borrowings under bank credit facilities are for short terms and are market rate based, thus carrying values approximate fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and income and other taxes payable, approximate their carrying values.

Interest Rate Risk

Drawings under the Company’s bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company’s accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2004 the Company’s largest credit exposure to a single party is approximately $110 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

12. CONTINGENCIES AND COMMITMENTS

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. In December 2004, Talisman filed a motion for judgment on the pleadings, seeking dismissal of the lawsuit on the grounds that the court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action. No decision is expected on either of these motions prior to the end of March 2005. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect.

Talisman’s estimated total undiscounted future ARO at December 31, 2004 was $2.6 billion (2003 — $2.0 billion), approximately 67% of which is denominated in UK pounds sterling. At December 31, 2004, Talisman had accrued $1,295 million (2003 — $1,177 million) of this liability. The Company has provided letters of credit in 2005 in the amount of $571 million of which a majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the North Sea ($462 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement and guarantees of minimum work commitments. In addition to the letters of credit the Company has guaranteed minimum work obligations with the Minister of Energy & Energy Industries in Trinidad in the amount of $34 million in lieu of letters of credit.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company has sufficient production to meet these commitments.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which are accounted for as operating leases. The term of the Ross Floating Production, Storage and Offloading vessel (“FPSO”) lease depends on the expected life of the Ross and Blake fields. A lease for an FSO contracted in Malaysia commences in 2005 for a term of 11 years with a two-year cancellation clause. In addition, Talisman has ongoing operating commitments associated with the vessels.

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Estimated future minimum commitments1

	2005	2006	2007	2008	2009	Subsequent to 2009	Total
Office leases	23	21	19	17	17	98	195
Vessel leases	85	74	—	—	—	—	159
Transportation and processing commitments[2]	150	111	95	82	70	504	1,012
Minimum work commitments	269	53	5	—	—	—	327
Abandonment obligations	23	46	50	18	61	2,441	2,639
Other service contracts	86	17	4	4	4	28	143
Total	636	322	173	121	152	3,071	4,475
1	Future minimum payments denominated in foreign currencies have been translated into Canadian dollars based on the December 31, 2004 exchange rate.
2	Certain of the Company’s transportation commitments are tied to firm gas sales contracts.

During 2004, the Company signed a long-term contract to sell 810 bcf of Corridor natural gas to West Java, over a 17 year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments.

The Company has also entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted-average contract price in each of the years shown.

Natural Gas (North America)

Fixed price sales	2005	2006	2007
Volumes (mcf/d)	14,650	14,650	14,650
Weighted average price ($/mcf)	3.46	4.15	4.27

13. OTHER REVENUE

Years ended December 31	2004	2003	2002
Pipeline and custom treating tariffs	73	63	69
Investment income	9	9	8
Marketing income	3	4	3
	85	76	80

14. OTHER EXPENSES

Years ended December 31	2004	2003	2002
Net loss (gain) on asset disposals	30	(14)	10
Foreign exchange losses	30	7	28
Property impairments	31	30	74
Gain on derivatives settlement	(15)	—	—
Other expense (income)	13	(7)	1
	89	16	113

42   T A L I S M A N E N   E R G Y   I N C .

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15. TAXES

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

	2004	2003	2002
		(restated1)	(restated1)
Current income taxes (recovery)
North America[2]	43	21	(20)
North Sea	266	99	131
Southeast Asia	134	84	76
Algeria	33	—	—
Sudan	—	17	68
Other	2	8	3
	478	229	258
Future income taxes (recovery)
North America	(58)	(47)	70
North Sea	(28)	23	126
Southeast Asia	9	(13)	(3)
Algeria	8	4	—
Sudan	—	9	16
Other	(36)	(24)	(34)
	(105)	(48)	175
Income taxes	373	181	433
1	Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.
2	Current North America income taxes include the Canadian federal tax on large corporations, net of Alberta royalty tax credits.

The components of the net future tax liability at December 31, are as follows:

	2004	2003
		(restated1)
Future tax liabilities
Property, plant and equipment	2,531	2,415
Pension assets	21	22
Other	146	216
	2,698	2,653
Future tax assets
Provision for future site restoration	517	457
Other	81	69
	598	526
Net future tax liability	2,100	2,127

1 Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Future distribution taxes associated with operations in the UK have not been recorded because, based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material amounts of tax expense. Unremitted earnings in other foreign jurisdictions are not material.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 34.13% for the year ended December 31, 2004 (2003 — 35.36%; 2002 — 42.08%) as follows:

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Years ended December 31	2004	2003	2002
		(restated1)	(restated1)
Income taxes calculated at the Canadian statutory rate	398	454	455
Increase (decrease) in income taxes resulting from:
Non-deductible royalties, mineral taxes and expenses	104	158	138
Resource allowances	(84)	(122)	(128)
Change in statutory tax rates	(50)	(160)	116
Non-taxable expense (income)	17	(80)	—
Deductible PRT expense	(43)	(32)	(51)
Higher (lower) foreign tax rates (net)	26	(2)	(80)
Provincial rebates and credits	1	(12)	(10)
Federal tax on large corporations	9	10	9
Other	(5)	(33)	(16)
Income taxes	373	181	433

1 Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Petroleum Revenue Taxes

Petroleum Revenue Tax (PRT) expense primarily relates to the UK and is comprised of current tax expense of $124 million (2003 —$72 million; 2002 — $91 million) and deferred tax expense of $5 million (2003 — $20 million; 2002 — $33 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

Selected cash flow information:

Years ended December 31	2004	2003	2002
		(restated1)	(restated1)
Net income	663	1,012	544
Items not involving current cash flow
Depreciation, depletion and amortization	1,650	1,435	1,462
Property impairments	31	30	74
Dry hole	311	251	174
Net loss (gain) on asset disposals	30	(14)10
Gain on sale of Sudan	—	(296)—
Stock-based compensation	89	138	—
Future taxes and deferred PRT	(100)	(28)208
Other	19	(12)(12)
	2,030	1,504	1,916
Exploration	238	213	185
Cash flow	2,931	2,729	2,645
Cash interest paid (net of capitalized interest)	150	139	156
Cash income taxes paid	289	168	274
1 Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2004	2003	2002
Accounts receivable	(72)	(32)	(155)
Inventories	19	32	(42)
Prepaid expenses	—	4	5
Reclamation expenditures	(29)	(24)	(24)
Accounts payable and accrued liabilities	103	(63)	(16)
Income and other taxes payable	182	(45)	45
Net source (use) of cash	203	(128)	(187)

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17. NET INCOME AND DILUTED NET INCOME PER SHARE

The following table summarizes the calculation of net income and diluted net income per share.

	2004	2003	2002
		(restated1,2)	(restated1,2)
Net income	663	1,012	544
Less preferred security charges, net of tax	9	22	24
Add gain on redemption of preferred securities	23	—	—
Net income available to common shareholders	677	990	520
Weighted average number of common shares outstanding (millions) — Basic	383	386	402
Dilution effect of stock options (millions)	7	5	7
Weighted average number of commons shares outstanding (millions) — Diluted	390	391	409
Net income per share ($/share)[2]
Basic	1.77	2.56	1.29
Diluted	1.74	2.53	1.27
1	Prior years have been retroactively restated to reflect the adoption of the new accounting policy on Asset Retirement Obligations. See note 6 for details.
2	Per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 9 for details.

Outstanding stock options are the only instruments that are currently dilutive to earnings per share. For 2004, 29,100 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (2003 — 3,504,630; 2002 — 3,240,105).

18. EMPLOYEE BENEFITS

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 28% of the accrued benefit obligation as at December 31, 2004, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2003 with the next valuation as of December 31, 2004, planned for the second quarter of 2005. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2004	2003	2002
Accrued benefit obligation
Discount rate (%)	5.6	6.1	6.4
Rate of compensation increase (%)	4.3	4.5	4.5
Benefit expense
Discount rate (%)	5.9	6.4	6.5
Expected long-term rate of return on plan assets (%)	7.0	7.5	7.5
Assumed health care cost trend rates
Initial health care cost trend rate (%)	10.0	10.0	10.0
Health care cost trend rate declines to (%)	5.0	5.0	5.0
Year that the cost trend rate reaches final rate	2018	2018	2018

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2 0 0 4   A N N U A L   R E P O R T   45

The Company’s net benefit plan expense is as follows:

	2004	2003	2002
Current service cost — defined benefit	10	7	5
Current service cost — defined contribution	8	7	6
Interest cost	10	8	7
Plan amendments	3	—	—
Actual return on plan assets	(17)	(17)	9
Actuarial loss on accrued benefit obligation	6	15	15
Costs arising in the period	20	20	42
Differences between costs arising in the period and net benefit plan expense
Return on plan assets	6	8	(20)
Plan amendments	(3)	—	—
Actuarial loss	7	(13)	(15)
Amortization of net transitional asset	(2)	(1)	(1)
Net benefit plan expense	28	14	6

Information about the Company’s defined benefit pension plans is as follows:

	2004		2003
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit[1]	Surplus	Deficit[1]
Accrued benefit obligation
Accrued benefit obligation, beginning of year[2]	93	47	54	63
Current service cost	6	4	1	6
Interest cost	6	4	4	4
Actuarial losses	(2)	8	7	8
Plan participants’ contributions	1	—	—	1
Benefits paid	(4)	(1)	(4)	(4)
Plan amendments	—	3	—	—
Other	—	10	—	—
Accrued benefit obligation, end of year[2]	100	75	62	78
Plan assets
Fair value of plan assets, beginning of year[2]	136	10	114	21
Actual gain on plan assets	16	2	(4)	3
Employer contributions	17	4	—	8
Plan participants’ contributions	1	—	—	1
Surplus applied to defined contribution plan	(8)	—	(7)	—
Benefits paid	(4)	(1)	(4)	(4)
Expenses	(1)	—	—	—
Other	—	9	—	—
Fair value of plan assets, end of year[2]	157	24	117	29
Funded status — surplus (deficit)	57	(51)	55	(49)
Unamortized net actuarial loss	12	17	19	26
Unamortized prior service cost	—	5	—	—
Unamortized net transitional (asset) obligation	(8)	4	(11)	3
Net accrued benefit asset (liability)	61	(25)	63	(20)
1	The net accrued benefit liability for pension plans with a deficit funding status is included in deferred credits on the consolidated balance sheet.
2	During 2004 the UK pension plan changed from a deficit to a surplus status. As result, the 2004 opening balances have been adjusted to give effect to this reclassification as follows: accrued benefit obligation increased $31 million and fair value of plan assets increased $19 million. At December 31, 2003 the plan was in a deficit status and accordingly the 2003 balances have not been reclassified.

46   T A L I S M A N   E N E R G Y   I N C .

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The net benefit plan expense of $28 million for the year ended December 31, 2004 (2003 — $14 million; 2002 — $6 million) is determined by using actuarial assumptions including expected return on plan assets and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

The composition of the plan assets as a percentage of fair value is as follows:

	2004	2003	2002
Equity securities (%)	76	70	69
Fixed income (%)	23	30	31
Cash (%)	1	—	—
	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans, that account for 66% of total plan assets, is 70% equities, 30% bonds and expected return on assets is 8.1% equities and 5.0% bonds. The Company’s plan assets do not include any common shares of Talisman.

At December 31, 2004, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $12 million (2003 — $8 million; 2002 — $7 million).The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. A one-percentage point change in the assumed health care cost trend rates would be immaterial.

19. SALE OF SUDAN OPERATIONS

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan. Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman during the interim period between September 1, 2002 and closing on March 12, 2003. The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Closing costs	16
Gain on disposal	296

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20. Segmented Information

	North America[2]			North Sea[3]			Southeast Asia[4]			Algeria			Sudan			Other			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Revenue
Gross sales
Oil and liquids	838	744	715	2,154	1,639	1,803	669	369	328	254	94	—	—	209	830	—	—	—	3,915	3,055	3,676
Natural gas	2,213	2,073	1,257	231	190	185	451	244	195	—	—	—	—	—	—	—	—	—	2,895	2,507	1,637
Synthetic oil	57	42	42	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	57	42	42
Sulphur	7	6	(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7	6	(4)
Total gross sales	3,115	2,865	2,010	2,385	1,829	1,988	1,120	613	523	254	94	—	—	209	830	—	—	—	6,874	5,610	5,351
Hedging	151	85	(82)	329	83	5	—	21	—	—	5	—	—	—	2	—	—	—	480	194	(75)
Royalties	599	587	373	37	8	96	391	156	130	97	46	—	—	97	328	—	—	—	1,124	894	927
Net sales	2,365	2,193	1,719	2,019	1,738	1,887	729	436	393	157	43	—	—	112	500	—	—	—	5,270	4,522	4,499
Other	62	54	38	23	23	40	—	—	1	—	—		—	(1)	1	—	—	—	85	76	80
Total revenue	2,427	2,247	1,757	2,042	1,761	1,927	729	436	394	157	43	—	—	111	501	—	—	—	5,355	4,598	4,579
Segmented expenses
Operating
Oil and liquids	135	131	121	592	475	459	73	64	64	17	12	—	—	18	84	—	—	—	817	700	728
Natural gas	257	237	212	23	14	19	25	22	21	—	—	—	—	—	—	—	—	—	305	273	252
Synthetic oil	23	22	19	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	23	22	19
Pipeline	6	5	5	47	39	44	—	—	—	—	—	—	—	—	—	—	—	—	53	44	49
Total operating expenses	421	395	357	662	528	522	98	86	85	17	12	—	—	18	84	—	—	—	1,198	1,039	1,048
Transportation	75	78	78	66	63	78	42	36	38	9	4	—	—	—	—	—	—	—	192	181	194
DD&A	785	688	606	661	616	676	174	95	87	30	17	—	—	19	93	—	—	—	1,650	1,435	1,462
Dry hole	128	135	128	109	69	9	25	9	4	4	1	—	—	—	13	45	37	20	311	251	174
Exploration	123	87	66	28	21	20	20	17	19	—	—	5	—	5	6	67	83	69	238	213	185
Other	18	(28)	77	30	26	55	(9)	9	11	—	—	2	—	—	(5)	20	2	(9)	59	9	131
Total segmented expenses	1,550	1,355	1,312	1,556	1,323	1,360	350	252	244	60	34	7	—	42	191	132	122	80	3,648	3,128	3,194
Segmented income (loss) before taxes	877	892	445	486	438	567	379	184	150	97	9	(7)	—	69	310	(132)	(122)	(80)	1,707	1,470	1,385
Non-segmented expenses
General and administrative																			183	152	138
Interest on long-term debt																			158	137	164
Gain on sale of Sudan operation																			—	(296)	—
Stock based compensation																			171	185	—
Currency translation																			30	7	(18)
Total non-segmented expenses																			542	185	284
Income before taxes																			1,165	1,285	1,101
Capital expenditures
Exploration	590	453	321	150	99	134	54	70	36	—	4	4	—	7	27	158	151	106	952	784	628
Development	821	629	480	357	397	297	201	246	233	8	30	103	—	(5)71		158	72	15	1,545	1,369	1,199
Midstream	41	27	21	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	41	27	21
Exploration and development	1,452	1,109	822	507	496	431	255	316	269	8	34	107	—	2	98	316	223	121	2,538	2,180	1,848
Property acquisitions[1]																			330	638	276
Midstream acquisitions																			—	130	—
Proceeds on dispositions																			(88)	(1,112)	(72)
Other non-segmented																			26	38	26
Net capital expenditures																			2,806	1,874	2,078
Property, plant and equipment	6,214	5,767	5,052	3,074	2,995	3,242	1,050	1,084	1,098	178	202	244	—	—	772	331	145	57	10,847	10,193	10,465
Goodwill	291	291	291	75	74	46	100	108	132	—	—	—	—	—	—	—	—	—	466	473	469
Other	419	403	350	347	386	387	221	217	205	36	27	6	—	—	56	11	18	12	1,034	1,051	1,016
Segmented assets	6,924	6,461	5,693	3,496	3,455	3,675	1,371	1,409	1,435	214	229	250	—	—	828	342	163	69	12,347	11,717	11,950
Non-segmented assets																			61	63	67
Total assets																			12,408	11,780	12,017
1	Excluding corporate acquisitions.	2	North America		2004	2003	2002	3	North Sea		2004	2003	2002	4	Southeast Asia		2004	2003	2002
			Revenues	Canada	2,199	2,095	1,752		Revenues	United Kingdom	1,897	1,699	1,900		Revenues	Indonesia	346	340	339
				US	228	152	5			Netherlands	36	26	27			Malaysia	363	85	50
					2,427	2,247	1,757			Norway	109	36	—			Vietnam	20	11	5
			Property, plant and equipment	Canada	5,738	5,356	4,945				2,042	1,761	1,927				729	436	394
				US	476	411	107		Property, plant and equipment	United Kingdom	2,858	2,777	3,196		Property, plant and equipment	Indonesia	327	384	516
					6,214	5,767	5,052			Netherlands	41	40	46			Malaysia	701	677	569
										Norway	175	178	—			Vietnam	22	23	13
											3,074	2,995	3,242				1,050	1,084	1,098
48 T A L I S M A N E N E R G Y I N C .	N o t e s t o t h e C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s	2 0 0 4 A N N U A L R E P O R T 49

21. INFORMATION REGARDING UNITED STATES GAAP DIFFERENCES

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). Significant differences between Canadian and US GAAP are as follows:

Net income in accordance with US GAAP:
Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
			(restated)	(restated)
			(see note 2)	(see note 2)
Net income — Canadian GAAP		663	1,012	544
Foreign exchange loss	4	—	(62)	(56)
Depreciation, depletion and amortization	1,2,3,6,8	(35)	(22)	(59)
Gain (loss) on derivative instruments	4	85	(17)	(129)
Preferred security charges	6	(15)	(38)	(42)
Deferred income taxes	2	(10)	19	64
Gain on sale of Sudan operations	8	—	(296)	—
Interest on long-term debt	4	6	—	—
Results of discontinued operations, net of tax	8	—	(57)	(237)
		31	(473)	(459)
Income from continuing operations		694	539	85
Results of discontinued operations, net of tax	8	—	330	237
Income before cumulative effect of changes in accounting principles		694	869	322
Cumulative effect of changes in accounting principles, net of tax	9	—	53	—
Net income — US GAAP		694	922	322
Income per common share (Canadian dollars)[1]
Basic
Continuing operations		1.81	1.40	0.21
Discontinued operations		—	0.85	0.59
Before cumulative effect of changes in accounting principles		1.81	2.25	0.80
Cumulative effect of changes in accounting principles, net of tax		—	0.14	—
Net income		1.81	2.39	0.80
Diluted
Continuing operations		1.78	1.38	0.21
Discontinued operations		—	0.84	0.58
Before cumulative effect of changes in accounting principles		1.78	2.22	0.79
Cumulative effect of changes in accounting principles, net of tax		—	0.14	—
Net income		1.78	2.36	0.79

1 Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

Comprehensive income in accordance with US GAAP:

Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
Net income — US GAAP		694	922	322
Other comprehensive income, net of tax:
Foreign exchange gain on translation of self-sustaining operations	7	288	650	170
Change in fair value of financial instrument	4	(40)	—	—
Comprehensive income — US GAAP		942	1,572	492

50   T A L I S M A N   E N E R G Y   I N C .

N o t e s   t o   t h e   C o n s o l i d a t e d   F i n a n c i a l   S t a t e m e n t s

Statement of cash flow items in accordance with US GAAP are as follows:

Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
Operating
Cash provided by operating activities	10	2,896	2,379	2,230
Investing
Cash used in investing activities	10	(2,519)	(1,497)	(1,913)
Financing
Cash used in financing activities		(416)	(783)(307)
Effect of translation on foreign currency cash		(21)	(28)	—
Net increase (decrease) in cash		(60)	71	10
Cash beginning of year		98	27	17
Cash end of year		38	98	27

Balance sheet items in accordance with US GAAP are as follows:

December 31
(millions of Canadian dollars)	Notes	2004		2003
		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
				(restated)
				(note 2)
Current assets		970	970	975	975
Property, plant and equipment	1,2,3	10,847	11,158	10,193	10,538
Other non-current assets	4	591	521	612	607
		12,408	12,649	11,780	12,120
Current liabilities		1,643	1,643	1,218	1,218
Long-term debt	4,6	2,457	2,457	2,203	2,696
Future income taxes	2	2,100	2,045	2,127	2,063
Other non-current liabilities	4	1,377	1,366	1,214	1,214
		7,577	7,511	6,762	7,191
Shareholders’ equity
Preferred securities	6	—	—	431	—
Common shares		2,666	2,666	2,725	2,725
Contributed surplus	5	71	88	73	90
Cumulative foreign currency translation	4,6,7	(150)	(1,169)	(114)	(832)
Accumulative other comprehensive income	4,7	—	1,068	—	820
Retained earnings	1-8	2,244	2,485	1,903	2,126
Total liabilities and shareholders’ equity		12,408	12,649	11,780	12,120

21.1 Gains on property exchanges — Under both US and Canadian GAAP, property exchanges are recorded at the carrying value of the assets given up unless the exchange transaction includes significant cash consideration, in which case it is recorded at fair value.

Under US GAAP, asset exchange transactions are recorded at fair value if cash consideration is greater than 25% (10% under Canadian GAAP) of the fair value of total consideration given or received. The resulting differences in the recorded carrying values of these properties result in differences in depreciation, depletion and amortization expense in subsequent years.

21.2 Income taxes and depreciation, depletion and amortization expense — In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in depreciation, depletion and amortization expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

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2 0 0 4   A N N U A L   R E P O R T   51

21.3 Impairments — In 2004 the Company adopted a new standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP as disclosed in note 1(c),if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted).These impairment charges were not required under Canadian GAAP and the resulting differences in recorded carrying values of impaired assets resulted in further differences in depreciation, depletion and amortization expense in subsequent years.

21.4 Forward foreign exchange contracts and other financial instruments — The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the Consolidated Financial Statements.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Prior to January 1, 2004 management had not designated any of the currently held derivative instruments as hedges for US GAAP purposes and accordingly these derivatives were recognized on the balance sheet at their fair value with the change in their fair value recognized in earnings. Subsequent to January 1, 2004 management has designated its commodity derivative financial instruments as hedges for US GAAP purposes and accordingly the changes in their fair value are now recognized in other comprehensive income with any ineffective portion recognized in earnings.

21.5 Appropriation of contributed surplus — In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

21.6 Preferred securities — During 2004 the Company redeemed all of its outstanding preferred securities. Under US GAAP, the Company’s preferred securities were treated as debt rather than equity and accordingly were translated at the rates of exchange in effect at the balance sheet date and date of redemption. Under Canadian GAAP, the preferred securities were translated at the historical rate of exchange with the gain on redemption taken directly to retained earnings. In addition, the annual preferred security charges under US GAAP are classified as an expense rather than a direct charge to retained earnings. Under US GAAP, the cost associated with the issuance of the preferred securities was recorded as an asset and was amortized over the term of the preferred securities. Under Canadian GAAP, this cost, net of tax, was charged directly to shareholders’ equity.

21.7 Foreign exchange gains and losses on translation of self sustaining operations — Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are added, net of tax, to net income in determining comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment.

21.8 Discontinued operations — Under US GAAP, effective November 1, 2002, the Sudan assets were classified as Assets Held For Sale with the Sudan operating results, net of tax, classified on the income statement as results of operations held for sale. No depreciation, depletion or amortization has been recorded commencing November 1, 2002 related to these assets. The sale closed March 12, 2003.

21.9 Asset Retirement Obligations (future site restoration and abandonment liabilities) — Effective January 1, 2003, for US GAAP purposes, and January 1, 2004 for Canadian GAAP purposes, the Company adopted SFAS No. 143 and CICA 3110 respectively, which changes the method of accruing for costs associated with the retirement of fixed assets which an entity is legally obligated to incur. The standards require entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of the new standard in Canada in 2004 eliminated a US GAAP reconciling item in respect to accounting for these obligations, however a difference is created in how the transition amounts are disclosed.

52   T A L I S M A N   E N E R G Y   I N C .

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US GAAP requires the cumulative impact of a change in an accounting policy to be presented in the current year statement of earnings in the year of adoption, 2003, and prior periods are not to be restated. Canadian GAAP requires the retroactive adoption of CICA 3110.

The following table presents the pro forma effects of the retroactive application of this change in accounting principle. There was no pro forma effect on income from discontinued operations.

	2004	2003	2002
Pro forma net income[1]	694	869	342
Pro forma per common share[2]
Basic	1.81	2.25	0.85
Diluted	1.78	2.22	0.84
1	Pro forma net income for 2003 has been adjusted to remove the $53 million cumulative effect of a change in accounting principle attributable to SFAS No. 143.
2	Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

21.10 Cash provided by operating activities presentation — Under US GAAP cash provided by operating activities presentation of non-cash exploration expense is treated as an operating item, whereas under Canadian GAAP, it is treated as an investing item.

Newly Issued US Accounting Standards

Share-Based Payments

In 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement No. 123, Share-Based Payment. FAS 123 establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — usually the vesting period. Revised FAS 123 eliminates the alternative to use intrinsic value method of accounting that was provided in Statement 123 as originally issued. The Company will continue to record expense in its Consolidated Financial Statements as described in note 1(n) but in addition to those expense items there will be a need for an additional expense amount, under the revised FAS 123, relating to the fair value of the options as at the grant date. The impact of this additional expense amount on the Company’s financial position, operating results or cash flow is uncertain give the volatility of the assumptions needed to determine the new fair value amount. Revised FAS 123 is effective for public companies as of the beginning of the first interim reporting period after June 15, 2005.

Variable Interest Entities

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46), which became effective January 1, 2004. The Canadian Institute of Chartered Accountants (CICA) issued a similar accounting guideline (AcG 15). FIN 46 and AcG 15 provide guidance as to when a company should consolidate another entity into its Consolidated Financial Statements. A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 and AcG 15 require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both. If a company has previously consolidated a VIE but is not subject to a majority of the risk of loss of its activities nor entitled to receive a majority of its residual returns, such a VIE is required to be deconsolidated. Management has determined that this guideline does not impact on the Company’s financial position, operating results or cash flows.

Summary US Dollar Information

Unless otherwise noted, all amounts in the Consolidated Financial Statements, including Accounting Principles Generally Accepted in the United States above, are reported in millions of Canadian dollars. The following information reflects summary financial information prepared in accordance with US GAAP translated from Canadian dollars to US dollars at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Total revenue	4,116	3,281	2,916
Net income	533	658	205
Net income per common share (US$/share)[1]	1.39	1.71	0.51
Average exchange rate (US$/C$)	0.7686	0.7135	0.6368

1 Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

N o t e s   t o   t h e   C o n s o l i d a t e d   F i n a n c i a l   S t a t e m e n t s

2 0 0 4   A N N U A L   R E P O R T   53